

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Via E-mail
Mr. Scott E. Kuechle
Chief Financial Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217

> **Re: Goodrich Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-00892**

Dear Mr. Kuechle:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, and by confirming that you will revise your documents in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations – Year Ended December 31, 2011 as Compared to the Year Ended December 31, 2010, page 21
Results of Operations – Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009, page 24

1. We note that your discussion and analysis of the company's results of operations at both the consolidated level and at the business segment level describes only changes in your sales and operating income. Also, we note that your current discussion in MD&A does not provide any discussion of your costs of products and services sold, or in selling and

administrative costs incurred on either a consolidated basis or at the business segment level and these costs and changes in the levels of such costs have had a material impact on the company's resultant operating earnings and margins. Please note that Item 303 of Regulation S-K requires that MD&A include a discussion of the extent to which material increases or decreases in net sales are attributable to increases in prices or to increases in the volume or amount of goods or services sold, or to the introduction of new products or services. Item 303 of Regulation S-K also requires that MD&A include a discussion of any material changes from year to year in one or more line items reflected in a registrant's financial statements to the extent necessary to understand changes in a registrants' business as a whole. Please note that we do not believe that your current discussion included in MD&A on either a consolidated basis or at the business segment level provides an adequate discussion of the changes in your product and service revenues or the related cost of sales or your selling and administrative costs necessary for an investor to understand changes in your results of operations during the various periods presented in your financial statements. Accordingly, please revise your MD&A in future filings to address the following matters:

- Please revise to separately discuss changes in revenues from product sales and service sales and the related costs of sales during all periods presented in the company's financial statements. This discussion should be provided on both a consolidated basis as well as on a business segment basis and should quantify the impact that the various factors described had on your sales and cost of sales during the periods presented.

- Please revise to discuss changes in selling and administrative costs, including the individual components comprising such costs on both a consolidated basis as well as on a business segment basis.

Your revised discussion should also explain how changes in both your revenues and the related costs of sales and selling and administrative costs impacted your operating margins on both a consolidated and business segment basis.

Financial Statements, page 44
Notes to Consolidated Financial Statements, page 52
Note 6. Share-Based Compensation, page 62
Performance Units, page 64

2. We note the disclosure on page 65 indicating that you have updated your liability for performance units subsequent to the merger agreement utilizing the best estimate of the expected amounts to be paid out under the performance unit plan. Please tell us and revise future filings to disclose what factors you considered in updating the amount of the liability, including all relevant assumptions used in your updated fair value calculations.

Note 10. Goodwill and Identifiable Intangible Assets, page 71

3. We note from the disclosure in footnote (1) to the table on page 71 that in connection with the Microtecnica acquisition transaction, the company recognized $312.4 million of identifiable intangible assets primarily related to customer relationships that will be amortized over a weighted average useful life of 27 years. Please tell us and expand your disclosure in future filings to explain in further detail how you calculated or determined the weighted average useful life of 27 years over which these intangible assets will be amortized to expense. As part of your response, you should also explain in further detail why you believe the customer relationships acquired in this transaction will provide the company with expected future cash flows over a period of approximately 27 years.

Item 11. Executive Compensation, page 113
Restricted Stock Units, page 124

4. We note from the discussion in the third paragraph on page 124 that any unvested restricted stock units will vest immediately upon a change in control and that the consummation of the pending merger with United Technologies Corporation will constitute a change in control for this purpose. Please tell us and revise MD&A in future filings to disclose the aggregate amount of any compensation expense that you expect to recognize in connection with these and any other stock based compensation grants as a result of the change in control that will result from the pending merger transaction with United Technologies Corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief